Exhibit 99


Release Date:  August 4, 2004              Contact:  Craig A. Creaturo
                                           Chief Accounting Officer
                                           and Treasurer
                                           (724) 352-4455
                                           ccreaturo@ii-vi.com
                                           Homepage:  www.ii-vi.com




                            II-VI INCORPORATED
      ACHIEVES RECORD FOURTH QUARTER AND FISCAL YEAR 2004 EARNINGS,
         REVENUES AND BOOKINGS; RAISES FISCAL YEAR 2005 GUIDANCE


PITTSBURGH, PA., August 4, 2004 -- II-VI Incorporated (NASDAQ NMS: IIVI) today reported results for its fourth fiscal quarter and year ended June 30, 2004. Net earnings for the quarter were a record $6,024,000 ($0.41 per share-diluted). These results compare with net earnings of $3,626,000 ($0.25 per share-diluted) in the fourth quarter of last fiscal year. For the fiscal year ended June 30, 2004, net earnings were $17,337,000 ($1.18 per share-diluted). This compares with net earnings of $11,620,000 ($0.81 per share-diluted) for the same period last fiscal year.

Bookings for the quarter increased 41% to a record $45,702,000 compared to $32,359,000 in the fourth quarter of last fiscal year. Bookings for the fiscal year ended June 30, 2004 increased 19% to $162,775,000 from $136,337,000 for the same period last year. Bookings are defined as customer orders received that are expected to be converted into revenues during the next 12 months.

Revenues for the quarter increased 31% to a record $42,990,000 from $32,852,000 in the fourth quarter of last fiscal year. Revenues for the fiscal year ended June 30, 2004 increased 18% to $150,848,000 from $128,210,000 for the same period last fiscal year.

Francis J. Kramer, president and chief operating officer said, "Record revenues and bookings for both the fourth quarter and fiscal year attest to strong worldwide demand for II-VI products. Record earnings for the same periods result from operating improvements in every II-VI business segment. While the infrared optics segment fueled earnings growth, strong bookings and revenues were achieved in near infrared and military infrared optics segments, as well as by the Compound Semiconductor Group. Earnings for the quarter ended June 30, 2004 benefited by a lowering of our effective tax rate for fiscal year 2004."

Kramer continued, "Given current business conditions, we anticipate first quarter fiscal year 2005 revenues to increase over 20% and earnings per share to increase over 50% from the comparable year-ago quarter. We also are increasing our guidance for fiscal year 2005."



                      Segment Bookings and Revenues

Bookings for the quarter for infrared optics increased 28% to $23.1 million from $18.0 million in the fourth quarter of last fiscal year. Bookings for the fiscal year ended June 30, 2004 for infrared optics increased 14% to $90.4 million from $79.3 million for the same period last fiscal year. Revenues for the quarter for infrared optics increased 34% to $24.2 million from $18.0 million in the fourth quarter of the last fiscal year. Revenues for the fiscal year ended June 30, 2004 for infrared optics increased 19% to $87.7 million from $73.6 million for the same period last fiscal year.

Bookings for the quarter for near-infrared optics increased 89% to $11.5 million from $6.1 million in the fourth quarter of last fiscal year. Bookings for the fiscal year ended June 30, 2004 for near-infrared optics increased 22% to $30.2 million from $24.8 million for the same period last fiscal year. Revenues for the quarter for near-infrared optics increased 30% to $7.9 million from $6.1 million in the fourth quarter of the last fiscal year. Revenues for the fiscal year ended June 30, 2004 for near-infrared optics increased 13% to $25.8 million from $22.8 million for the same period last fiscal year.

Bookings for the quarter for military infrared optics increased 93% to $8.7 million from $4.5 million in the fourth quarter of the last fiscal year. Bookings for the fiscal year ended June 30, 2004 for military infrared optics increased 26% to $29.2 million from $23.1 million for the same period last fiscal year. Revenues for the quarter for military infrared optics increased 10% to $7.3 million compared to $6.6 million in the fourth quarter of the last fiscal year. Revenues for the fiscal year ended June 30, 2004 for military infrared optics increased 10% to $25.3 million from $23.0 million for the same period last fiscal year.

Combined bookings for the quarter for the "Compound Semiconductor Group" category for segment reporting purposes (which primarily represent the eV PRODUCTS division and the Wide Bandgap Materials group) were $2.3 million compared to $3.8 million in the fourth quarter of the last fiscal year. Combined bookings for the fiscal year ended June 30, 2004 for this Group were $13.0 million compared to $9.2 million for the same period last fiscal year. Combined revenues for the quarter for this Group were $3.6 million compared to $2.2 million in the fourth quarter of last fiscal year. Combined revenues for the fiscal year ended June 30, 2004 for this Group were $12.1 million compared to $8.7 million for the same period last fiscal year.

                                 Outlook

For the first fiscal quarter ending September 30, 2004, the Company currently forecasts revenues to range from $41 million to $43 million and earnings per share to range from $0.32 to $0.35. For the fiscal year ending June 30, 2005, the Company expects revenues to range from $167 million to $172 million and earnings per share to range from $1.35 to $1.43. As discussed in more detail below, actual results may differ from these forecasts due to numerous factors including changes in product demand, competition and general economic conditions.



                            Webcast Information

The Company will host a conference call at 10:00 a.m. Eastern Time on Thursday, August 5, 2004 to discuss these results. The conference call will be broadcast live over the Internet and can be accessed by all interested parties from the Company's web site at www.ii-vi.com as well as at http://phx.corporate-ir.net/playerlink.zhtml?c=65340&s=wm&e=921038.
Please allow extra time prior to the call to visit the site and, if needed, download the media software required to listen to the Internet broadcast. A replay of the webcast will be available for 2 weeks following the call.

Headquartered in Saxonburg, Pennsylvania, II-VI Incorporated designs, manufactures and markets optical and opto-electronic components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Company's infrared optics business manufactures optical and opto-electronic components sold under the II-VI brand name are used primarily in CO2 lasers. The Company's near-infrared optics business manufactures near-infrared and visible light products for industrial, scientific, military and medical instruments and laser gain materials and products for solid-state YAG and YLF lasers at the Company's VLOC subsidiary. The Company's military infrared optics business manufactures infrared products for military applications under the Exotic Electro-Optics (EEO) brand name. In the Company's Compound Semiconductor Group, the eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detection products and materials for use in medical, industrial, environmental, scientific and homeland security applications; the Company's Wide Band Gap Materials (WBG) group manufactures and markets single crystal silicon carbide substrates for use in the solid-state lighting, wireless infrastructure, RF electronics and power switching industries.

This press release contains forward-looking statements as defined by
Section 21E of the Securities Exchange Act of 1934. Any information which is not historical in nature constitutes such forward-looking statements. Actual results may differ from the results described in any forward-looking statements due to, among other things, changes in market demand for infrared, near-infrared and military infrared optics, and products of the Compound Semiconductor Group, including eV PRODUCTS division and Wide Bandgap Materials group, the Company's ability to maintain or increase market share, the Company's ability to effectively address market opportunities, and general market and economic conditions throughout the world. Additional information on potential factors that could affect the Company's financial results was included in the Company's Form 10-K for the year ended June 30, 2003 as filed with the Securities and Exchange Commission.

CONTACT: Craig A. Creaturo, Chief Accounting Officer and Treasurer of II-VI Incorporated, 724-352-4455, or e-mail, ccreaturo@ii-vi.com.








II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
(000 except per share data)


                                              Three Months Ended
                                                  June 30,
                                              2004          2003
                                           ----------    ----------
Revenues

Net sales                                  $ 40,663      $ 29,798
Contract research and development             2,327         3,054
                                           ----------    ----------
                                             42,990        32,852
                                           ----------    ----------


Costs, Expenses & Other Expense (Income)

Cost of goods sold                           22,976        16,543
Contract research and development             1,960         3,234
Internal research and development             1,252           714
Selling, general and administrative           9,199         6,959
Interest expense                                 60           150
Other (expense) income, net                     137           (97)
                                           ----------    ----------
                                             35,584        27,503
                                           ----------    ----------

Earnings Before Income Taxes                  7,406         5,349

Income Taxes                                  1,382         1,723
                                           ----------    ----------

Net Earnings                               $  6,024      $  3,626
                                           ==========    ==========

Diluted Earnings Per Share                 $   0.41      $   0.25
                                           ==========    ==========

Average Shares Outstanding - Diluted         14,780        14,556















II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
(000 except per share data)


                                                 Year Ended
                                                  June 30,
                                              2004          2003
                                           ----------    ----------
Revenues

Net sales                                  $ 142,162     $ 117,210
Contract research and development              8,686        11,000
                                           ----------    ----------
                                             150,848       128,210
                                           ----------    ----------


Costs, Expenses & Other Expense (Income)

Cost of goods sold                            79,558        69,408
Contract research and development              7,135        10,436
Internal research and development              4,965         2,660
Selling, general and administrative           34,359        28,510
Interest expense                                 412           849
Other (expense) income, net                        2           297
                                           ----------    ----------
                                             126,431       112,160
                                           ----------    ----------

Earnings Before Income Taxes                  24,417        16,050

Income Taxes                                   7,080         4,430
                                           ----------    ----------

Net Earnings                               $  17,337     $  11,620
                                           ==========    ==========

Diluted Earnings Per Share                 $    1.18     $    0.81
                                           ==========    ==========

Average Shares Outstanding - Diluted          14,718        14,390

















II-VI Incorporated and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
($000)
                                              June 30,     June 30,
                                                2004         2003
                                            ------------   ---------

Assets

Current Assets
  Cash and cash equivalents                 $ 21,683       $ 15,583
  Accounts receivable, net                    25,540         22,086
  Inventories                                 29,201         24,384
  Deferred income taxes                        4,561          3,794
  Other current assets                         1,595          1,968
                                            ------------   ---------
    Total Current Assets                      82,580         67,815


Property, Plant & Equipment, net              62,339         57,954
Goodwill, net                                 28,987         28,987
Investment                                     1,888          1,792
Other Intangible Assets, net                   5,852          4,643
Other Assets                                   2,288          1,602
                                            ------------   ---------
                                            $183,934       $162,793
                                            ============   =========


Liabilities and Shareholders' Equity

Current Liabilities
  Accounts payable                          $  8,337       $  6,115
  Current portion of long-term debt            7,550          6,923
  Other current liabilities                   19,909         14,577
                                            ------------   ---------
    Total Current Liabilities                 35,796         27,615


Long-Term Debt-less current portion            7,986         16,782

Other Liabilities, primarily deferred
income taxes                                   8,285          6,875

Shareholders' Equity                         131,867        111,521
                                            ------------   ---------
                                            $183,934       $162,793
                                            ============   =========







II-VI Incorporated and Subsidiaries
Condensed Segment and Other Selected Financial Information (Unaudited)
($000)


The following segment and other financial information includes segment earnings (defined as earnings before income taxes, interest expense and other income or expense, net) and earnings before interest, income taxes, depreciation and amortization (EBITDA). Management believes segment earnings are a useful performance measure because they reflect the results of segment performance over which management has direct control. Similarly, EBITDA reflects operating profitability before certain non-operating expenses and non-cash charges.


                              Three Months Ended          Year Ended
                                 June 30,                  June 30,
                              ------------------       -----------------
Segment Information          2004         2003         2004       2003
-----------------          --------     --------     --------    -------
Revenues
Infrared Optics            $24,230      $17,997      $ 87,652   $ 73,638
Near-Infrared Optics         7,879        6,051        25,786     22,844
Military Infrared Optics     7,276        6,622        25,322     23,003
Compound Semiconductor Group 3,605        2,182        12,088      8,725
-----------------          --------     --------     --------    -------
Total Revenues             $42,990      $32,852      $150,848   $128,210
                           ========     ========     ========   ========


Segment earnings (loss)
Infrared Optics            $ 6,423      $ 5,856      $ 23,564   $ 19,965
Near-Infrared Optics           999          547         2,350      1,698
Military Infrared Optics       371         (103)          886        (65)
Compound Semiconductor Group  (190)        (898)       (1,969)    (4,402)
-----------------          --------     --------     --------    -------
Total Segment Earnings     $ 7,603      $ 5,402      $ 24,831   $ 17,196
                           ========     ========     ========   ========



                             Three Months Ended          Year Ended
                                  June 30,                June 30,
Other Selected              ---------------------    -------------------
Financial Information         2004         2003        2004       2003
----------------------      --------     --------    --------    -------
Earnings before interest,
income taxes, depreciation  $ 9,858      $ 7,575     $ 34,461   $ 26,226
and amortization (EBITDA)

Cash paid for capital
expenditures                $ 3,840      $ 2,964     $ 12,729   $  7,017

Payments on indebtedness,
net of borrowings           $ 2,387      $ 2,014     $  8,423   $ 10,885



II-VI Incorporated and Subsidiaries
Condensed Segment and Other Selected Financial Information (Unaudited)
(cont.)
($000)

Reconciliation of Segment Earnings and EBITDA to Earnings Before Income Taxes


                           Three Months Ended            Year Ended
                                June 30,                  June 30,
                          ---------------------     -------------------
                            2004         2003         2004       2003
                          --------     --------     --------    -------

Total Segment Earnings    $ 7,603      $ 5,402      $ 24,831    $ 17,196
Interest expense               60          150           412         849
Other (income) expense, net   138          (97)            2         297
                          --------     --------     --------    --------
  Earnings before
  income taxes            $ 7,406      $ 5,349      $ 24,417    $ 16,050
                          ========     ========     ========    ========



EBITDA                    $ 9,858      $ 7,575      $ 34,461    $ 26,226
Interest expense               60          150           412         849
Depreciation and
amortization                2,392        2,076         9,632       9,327
                          --------     --------     --------    --------
Earnings before
income taxes              $ 7,406      $ 5,349      $ 24,417    $ 16,050
                          ========     ========     ========    ========

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